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                                                                    EXHIBIT 99.1


                                                              March 22, 2000




The Board of Directors of
U.S. Can Corporation
900 Commerce Drive
Oak Brook, Illinois 60523

Gentlemen:

         On behalf of Pac Packaging Acquisition Corporation ("Pac"), I am pleased to make the following proposal for your consideration. Pac is a newly formed Delaware corporation in which members of the senior management of U.S. Can Corporation (the "Company") and Berkshire Partners (collectively, the "Investor Group") are expected to participate.

         Based upon our due diligence investigation to date, we propose to effect a leveraged recapitalization of the Company in which the public shareholders of the Company would receive $21.00 per share in cash for their shares of Company common stock. Holders of options would receive cash equal to the positive difference between $21.00 and the per share exercise price of such options.

         The funds necessary to effect this transaction (including the repayment of outstanding bonds and bank indebtedness, payment of Pac's costs and expenses and funds for general corporate purposes after the transaction) would be obtained from (i) an equity investment of approximately $150 million to be made by Berkshire Partners and certain current investors in the Company, (ii) the issuance of approximately $200 million of subordinated debt securities by the Company or one of its subsidiaries and (iii) secured borrowings of approximately $350 million to be made by the Company or one of its subsidiaries. We have received signed letters from reputable financial institutions assuring us that such institutions are highly confident that all of the senior and subordinated debt financing will be available. Berkshire is committed to provide all of the equity financing required for the transaction, although we expect to allocate a portion of the equity financing to management and certain other current investors in the Company. Our financing structure contemplates the repayment of all existing debt of the Company.

         We ask that the Company cooperate with Pac and its financing partners to allow us to complete the necessary due diligence that will need to be performed. We are confident that all due diligence can be completed within 20 days. We are in the process of preparing a proposed merger agreement and related documentation. We expect to be in a position to provide this proposed documentation for your consideration in the coming days.


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         The transaction would be subject to approvals by the Company's Board of
Directors and the Company's shareholders, confirmatory due diligence to be performed by the parties providing the financing referred to above, the negotiation and execution of mutually satisfactory definitive agreements and other customary conditions.

         In light of the interests of a number of the members of the Board of Directors in this matter, I believe that it would be most appropriate for this proposal to be considered by a committee of the Board of Directors consisting solely of directors who do not have any special interest in this transaction. I would urge that the Board of Directors promptly establish such a committee with authority to retain independent advisors of its choosing and to begin the process of evaluating this proposal.

         We would be pleased to meet with you to discuss our proposal and to answer your questions.

                                                        Sincerely,

                                                             PAC PACKAGING
                                                        ACQUISITION CORPORATION



                                                  By: /s/ Paul W. Jones
                                                     --------------------------
                                                           Paul W. Jones
                                                           President